

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2021

Louis Brenner, M.D.
Chief Executive Officer
Allena Pharmaceuticals, Inc.
One Newton Executive Park, Suite 202
Newton, Massachusetts 02462

      Re: Allena Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed May 6, 2021
          File No. 333-255837

Dear Louis Brenner:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tom Kluck at 202-551-3233 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Michael H. Bison